SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

July 27, 2006

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure: France Telecom’s presentation to financial analysts of 2006 first half preliminary results.

1H 2006 results July 27 , 2006 H1 Definitive Results to be released on September, 14 2006 t h th

Cautionary statement
This presentation relates to France Telecom’s preliminary results for the first half of 2006 which have been reviewed by the board of directors but are still in the process of being reviewed by statutory auditors. France Telecom’s first half 2006 financial statements, which are expected to be published on 14 September, may be impacted if certain significant events occur before such date. First half 2006 financial statements are the subject of a limited review by statutory auditors.
Figures on a comparable basis are not reviewed. This presentation contains forward-looking statements and information on France Telecom's objectives, notably for 2006. Although France Telecom believes that these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties and there is no certainty that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could result in material differences between the objectives presented and the actual results achieved include, among other things, changes in the telecom market’s regulatory environment, competitive environment and technological trends, the success of the NExT program and other strategic initiatives (based on the integrated operator model) as well as France
Telecom’s financial and operating initiatives, and risks and uncertainties attendant upon business activity, exchange rate fluctuations and international operations. All the financial information in this presentation is based on international financial reporting standards (IFRS) and present specific uncertainty factors given the risk of evolution in IFRS standards.More detailed information on the potential risks that could affect France Telecom's financial results can be found in the
Document de Référence filed with the Autorité des Marchés Financiers and in the Form 20-F filed with the U.S. Securities and Exchange Commission. For all the definitions refer to the glossary

1H 2006 Towards integration

Confirmed leadership in
ADSL in France:
49.8%*
retail market share
Sustained value share for mobile in France :
+247k MVNOs clients in 1H
Value focus
on UK mobile (26.6% GOM rate)
+ 18%
mobile revenue  in Poland
+ 19% revenue
and
51% gross operating
margin rate
for emerging countries**
+ 24%
mobile revenues in
Romania
+ 28%
revenues
in Senegal
High penetration rate
and highly
competitive markets:
a fair balance between
market share and
profitability
1H06: major operational achievements
High growth markets:
sustained growth and
high profitability
* Company’s estimates / ** see glossary

Rebranding
achieved in France, UK and the
Netherlands
Full integration of Amena
on June 30th
1H06:
Convergence becomes a reality
One brand
one team
First launches
from the
product factory
Announced for
2H
“les Optimales”
Orange and France Telecom
New ADSL offers with
free TV bouquet / high definition
IPTV
Broadband-mobile
offers in the UK with free broadband
for mobile contract customers
High definition
VoIP
"everyday life"
services
Unik
converged fixed-mobile phone

1H06: priority to sustainable organic FCF
Gross Operating Margin
1.8%
Actual
1H05
9,300
1H06
euro millions
Comparable
Basis  - % chg
-4.9%
Revenues
23,665
9.3% 1.4%
Actual %
change
Comparable
Basis – 1H05
CAPEX
as a % of revenues
11.5%
2.48
9,950
25,487
2,953
11.6%
9,467
36.6%
25,855
3,055
11.8%
2.49
Net Income, Group share 3,363** 2,346
Organic Cash Flow
Net debt /G.O.M.
FY05
2,713
3,005
3,314
as a % of revenues excluding
Lebanon reserve reversal in 1H05
38.5%*
*: 1H05 actual
GOM margin: 39.3%
**: of which 1,17 billion euros disposal of assets

1H 2006 Revenues and gross operating margin analysis

23,665
25,487
25,855
+104 +31
-275
-263
+771
+1,652
+170
1H05 Forex Impact Perimeter
Impact
1H 05 on a
comparable
basis
Personal Home Enterprise Directories Eliminations 1H 06
+ 6.1%
-2.3%
- 6.7%
+ 6.4%
1H06: Group revenues by segment
€25,855m / +9.3% actual / +1.4% on a comparable basis
euro millions
1Q 06 vs 1Q05 : +10.3% actual, +2.2% on a comparable basis
2Q 06 vs 2Q05 : +8.3% actual, +0.8% on a comparable basis

+ 51
+ 1,623
+ 94
+ 63
+ 71
+ 144
+ 405
1H05 actual Forex
Impact
Perimeter
Impact
1H05 CB France UK Spain Poland ROW 1H06
12,658
10,984
13,429*
+2.0%
+2.2%
+4.5%
+18.5%
+14.1%
Personal 1H06
euro millions
* After –EUR6m of changes in intragroup eliminations; ** on a comparable basis
Revenues Gross Operating Margin rate
60.2%
59.7%
58.9%
37.3%
36.4%
37.7%
1H05 1H05 CB 1H06
GOM pre-commercial expenses GOM
+22.3% actual / +6.1% on a comparable basis
**

+ 223
- 200
- 17
+ 60
+ 28
1H 05 on a
comparable
basis
Customer
base Impact
CTR  Impact Voice
revenues*
Non-Voice
Revenues
Equipments
& others
1H 06
4,729
4,823
Personal France 1H06
Successful MVNO strategy
22.4m customers (excluding MVNOs), +4.4% yoy /
431k
MVNOs’ customers (+ 247k vs end 05)
1.9m mobile broadband
customers (+0.4m vs 1Q06)
Underlying revenue growth: + 6.5% pre CTR
Improvement of GOM pre-commercial expenses
euro millions
+1.8% actual / +2.0% on a comparable basis
57.8%
57.2%
58.0%
41.0%
40.1%
41.1%
1H05 1H05 CB 1H06
GOM pre-commercial expenses GOM
* Excluding CTR
Revenues Gross Operating Margin rate

Personal UK 1H06
14.95m customers, +3.4% yoy
Focus on prepaid customer base growth
(340k net adds in 1H06)
Innovative converged offers
launched in June
to increase loyalty of high end contract customers
(market leading contract ARPU (£563) )
Action plans implemented to adjust cost structure
2,870
- 7
0
- 5
+ 57
+ 13
1H05 actual Forex Impact 1H05 on a
comparable
basis
Customer
Base Impact
Voice
revenues*
Non-voice
revenues
Equipment &
others
1H06
2,807
2,812
euro millions
+2.1% actual / + 2.2% on a comparable basis
61.0% 61.0%
57.3%
27.2% 27.2%
26.6%
1H05 1H05 CB 1H06
GOM pre-commercial expenses GOM
* Excluding CTR
Revenues Gross Operating Margin rate

Personal Spain 1H06
10.7m customers, +10.0% yoy,
363k net adds in 1H06 / Improvement of contract mix
Underlying revenue growth: + 7.6% pre CTR
Adverse effect of product mix fixed in 2Q
Rebranding
to come in
2H
61.3%
58.6%
32.5%
30.0%
1H05 CB 1H06
GOM pre-commercial expenses GOM
+4.5% on a comparable basis
* Excluding CTR
euro millions
Revenues Gross Operating Margin rate
1,562
1,633
+ 6
- 17
- 18
- 49
+ 149
1H 05 on a
comparable
basis
Customer
Base Impact
CTR Impact Voice
Revenues*
Non-voice
revenues
Equipment &
others
1H 06
Ow –16m euros
in 1Q06

Personal ROW 1H06
29.5m ROW mobile customers,
+28.4% yoy
on a comparable basis
Romania: 7.2m customers (+26% yoy) – Broadband deployment
Egypt*: 5.2m customers (+40% yoy) – Success of low cost offer
Continuous increase of margins
* Proportionate figures (71.25% of company’s revenues)
59.6%
59.2%
59.8%
42.5%
42.0%
41.2%
1H05 1H05 CB 1H06
GOM pre commercial expenses GOM
2,879
2,782
3,284
1H05 1H05 CB 1H06
+14.1% on a comparable basis
Revenues Gross Operating Margin rate
euro millions

5
43
26
94
176
+155
+79
1H05 actual Forex impact Perimeter
Impact
1H05 on a
comparable
basis
France Poland UK Spain Other ROW 1H06
11,127*
11,389
11,156
Home 1H06
euro millions
* After –EUR15m of changes in intragroup eliminations
-2.0%
+2.6%
-5.7%
-8.0%
+ 10.5%
36.9%
38.3%
37.9%
31.8%
34.0%
33.8%
1H05 1H05 CB 1H06
GOM pre-commercial expenses before Lebanon reserve reversal
GOM before Lebanon reserve reversal
-0.3% actual / -2.3% on a comparable basis
Revenues Gross Operating Margin rate

Home France 1H06 KPI’s
50.6%
48.1%
48.3%
50.0%
49.8%
49.8%
4Q05 1Q06 2Q06
Net adds MS Market Share
Number of fixed lines (000) ADSL market share %*
Consumer Services ARPU
12,4
12,8 12,8
10,1 9,5
8,9
4,7 5,3
4,3
End of June 05 End of Dec 05 End of June 06
Subscription fees Calling services On-line & Internet Services
27.0
Euros
+ 0.7%
+ 2.9%
- 12.2%
+ 24.8%
YoY change
27.0 26.8
* Company’s estimates
26.9
27.2
27.1
26.6
26.3
0.2
0.3 0.6
0.9
1.2
2Q05 3Q05 4Q05 1Q06 2Q06
Total number of lines (including full unbundled lines)
Nb of lines excluding full unbundled lines
27.48 27.41 27.50
27.57 27.53

Home France 1H06
35.8%
37.7%
37.4%
33.4%
33.4%
30.8%
1H05 1H05 CB 1H06
GOM pre-commercial expenses before Lebanon reserve reversal
GOM before Lebanon reservedreversal
Transformation is on track
Revenue trends under control
As anticipated, ramp-up costs of new offers explain GOM rate decline
-2.0% on a comparable basis
8,714
8,828
8,890
+ 62
-86
-9
-81
1H05 actual Perimeter
Impact
1H05 on a
comparable
basis
Consumer
services
Carrier
Services
Other Home rev
in Fr
1H06
Revenues Gross Operating Margin rate
euro millions

4 ,397
4,358
+63
+193
-147
-68
+36
-59
-56
1H 05 Chges in nber of
retail subscribers
Subscription fee
increase
CTR Impact PSTN volume
and tariff mix
Broadband
Internet
VoIP Narrowband
Internet & Teletel
1H 06
Home France consumer services 1H06
focus on home usage revenues
euro millions
No monthly line rental fee increase in 2Q06
1 euro (+7.2%) increase from July 4   (15 euros VAT included) will support 2H06
PSTN revenue decrease compensated by broadband Internet growth
5.2m ADSL clients at the end of 1H06 / 49.8% market share (50.6% share of conquest in 2Q)*
2.5 m Livebox, supporting development of new usages with around 48% of ADSL customer base equipped
Increase in VoIP customers: 1.5m customers (28% of total broadband customers at the end of June 06 vs 25%
at the end of March)
-0.9% actual / -0.9% on a comparable basis
*: Company’s estimates
th

135
202
2,057
2,080
1H05 1H06
Retail access revenues Wholesale access revenues
2,215
2,259
Home France 1H06
total retail and wholesale access line revenue
Access network revenues up despite change in mix
+ 2.0%
- 1.1%
+ 49.6%
YoY change

Home France 1H06
focus on Gross Operating Margin
2,683
2,972
3,172
- 289
- 200
1H05 Lebanon reserve reversal 1H 05 restated from Lebanon 1H 06
Of which:
cc.  100 m euros due to
implementation costs linked to
transformation of the
business model (call centers
& IT services platforms)
cc. 85 m euros linked to the
design, launch and usage of
new offers

Home ROW 1H 06 revenues
€959m / +14.6% actual /+2.3% on a comparable basis
A customer base increasingly
broadband, multiplay and
subscription based
PSTN voice & narrowband revenue -24%
Broadband revenues +27.6%
ADSL ARPU maintained above
EUR30
IPTV services launched in May
Rebranding to come in 2H
First mover and leader on VoIP
customer base at 177k at the end
of June
Continous deployment of
unbundling with 278 local
exchanges at the end June
(20% coverage)
Rebranding, including launch
of converged offers
-6.3% actual /
-8% on a comparable basis
+2.4% actual /
+2.6% on a comparable basis
Spain UK

3 ,922
3,820
4,095
-5
+25
+103
-370
-29
+127
+46
1H 05 Actual Forex
Impact
Perimeter
Impact
1H 05 on a
comparable
basis
CTR Impact Business
Net. Legacy
Advanced
Bus. Net.
Extended
Bus. Ser.
Others 1H 06
Enterprise 1H 06
euro millions
Business Network Legacy revenues
Slower traffic decline of voice legacy /  continued price decrease accelerated data legacy migrations partly offset by IPVPN growth
Advanced Business Networks revenues
IP VPN accesses up 50% yoy  in Q2 06 (228k access)
Business Everywhere: 443k end-users in France, up 22% yoy  in Q2 06
ICT Services revenues up 9% in 1H 06 vs 1H 05 on a comparable basis, slightly above market growth
Rebranding completed
25,1%
23,2%
21,8%
1H05 1H05 CB 1H06
-2.6% actual / -6.7% on a comparable basis
Revenues Gross Operating Margin rate

1H 2006 Consolidated figures

1H06: Gross Operating Margin
euro millions
Revenues
non labour expenses
of which commercial expenses
as a % of revenues
23,665
9,300
39.3%
9,876
2,836
as a % of  revenues 41.7%
as a % of  revenues
12.0%
Gross Operating Margin
labour expenses 4,489
as a % of  revenues 19.0%
Actual 1H05
Comparable
Basis – 1H05
1H06
25,487
9,950
39.0%
10,958
3,349
43.0%
13.1%
4,579
18.0%
25,855
9,467
36.6%
11,850
3,585
45.8%
13.9%
4,538
17.5%
as a % of revenues excluding
Lebanon reserve reversal in
1H05
38.5%

1H05 1H05 CB FY05 1H06
1H06: headcount and labour costs
4,538
4,579
4,489
17.5%
18.0%
19.0%
1H05 1H05 CB 1H06
Labour costs, Euro millions
& as a % of revenues
Headcounts, end of period
In line with NExT objectives
203,857 199,663 200,197 203,008

1H06: Capex
€3,055m / +3.5% on a comparable basis
Fixed
network
21%
IT&
Customer
service
platforms
25%
Others
16%
Mobile
network
38%
Personal France
Personal Poland
Personal UK
Personal Spain
Personal ROW
Home France
Home Poland
Home ROW
Enterprises
FT Group
-8%
-3%
3%
9%
14%
20%
25%
4% 6% 8% 10% 12% 14% 16% 18%
Revenues growth - actual basis
Capex/revenues
CAPEX by key items CAPEX allocation
*
* comparable basis
Implementation of a specific allocation process from 1H06

1H06: from Gross Operating Margin
to Operating Income
Gross Operating Margin
Employee Profit Sharing
1H05 1H06
9,300 9,467
6,479 5,334
-166 - 146
actual
% chg
+1.8%
Operating Income
Share-based payment
Depreciation & amortization
Impairment of goodwill
Impairment of assets
Disposal of assets
Restructuring costs
Associates
- 34
- 3,462
0
-196
1,171
- 174
40
- 21
- 3,838
0
-131
92
-106
17
-17.7%
euro millions
-1,145
13
-376
65
-1,079
68
-23
chge in
EURm
167
20
Operating income excluding disposal of assets stable year on year euro millions
1H06: from Operating Income to Net
Income
Operating Income
Total Financial result
Income taxes
Net Result
Minority Interests
Net Result Group Share
1H05 1H06
-1,827
-1,290
6,479
5,334
-1,018
-1,285
-271
-413
3,634
3,363 2,346
2,759
Net Result Group Share excluding disposal
of assets stable year on year

Gross Operating Margin
Interest Expense, net* (cash)
Income Taxes (cash)
Early Retirement Plan (cash)
Employee Profit Sharing (P&L)
others (ow restructuring costs)
change in Working Capital requirement
(inventories + receivables - payables)
change in Working Capital requirement (others)
net Cash provided by operating activities
1H06 financing: From GOM to Net cash
provided by operating activities
*Net Financial charges excluding discounting, disposal/provision on financial assets and foreign exchange (gain/loss)
1H06
9,467
- 146
-1,588
-390
-497
- 128
1H05
9,300
- 166
-1,877
- 475
-448
- 430
5,868
81 17
-85
6,650
-117
euro millions
Net cash provided by operating activities up 782 million euros

1H06 organic Cash Flow
Net Cash provided by operating activities
6,650
Purchase of tangible and intangible assets, net of change
in fixed asset vendors
ow Capex
- 3,407
1H06
3,314
5,868
- 2,959
1H05
-2,713 -3,055
3,005 Organic Cash Flow *
96
71
Proceeds from sale of tangible and intangible assets
euro millions
* See glossary

Net Debt – end June 2006
Net debt changes
47,846
47,234
-537
-3,314
+3,086
+212
-59
End of 2005 Organic Cash
Flow
Dividends Acquisitions Disposals Others End of June 2006
euro millions
Of which 484m euros paid
to France Telecom subsidiaries
minority shareholders

Milestones and objectives

In highly competitive markets, manage a balance
between growth and profitability through value-
added services and cost control decrease of GOM
rate between 100 and 200 basis points confirmed for
2006
Leverage growth potential in developing markets
Optimize capex allocation and return in
all geographies
Implement a customer centric country based
organization
Promote and deploy Orange single brand
Launch converged fixed-mobile offer (UNIK, …)
Develop new sources of revenues
(everyday life services, content, …)
7bn organic Cash Flow  generation target
confirmed for 2006
Group
transformation
on track …
… while
adapting to
local market
evolution

1H 2006 results July 27 , 2006 t h

Glossary (1)
ARPU – Consumer Fixed Services (HCS segment): average annual revenue per line for the Consumer Fixed Services is calculated by dividing the average monthly revenues on the basis of the last twelve months by the weighted average number of customers over the same period. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month.
ARPU – Orange ARPU (PCS segment): average annual revenue per user (ARPU) is calculated by dividing the revenues of the network (see that definition)
generated over the last twelve months (excluding revenues from mobile virtual network operators – MVNO) by the weighted average number of customers over the same period. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. ARPU is expressed as annual revenue per customer.
AUPU – Orange AUPU (PCS segment): average monthly usage per user (AUPU), calculated by dividing the total minutes used over the preceding 12 months
(outgoing calls, incoming calls and roaming, excluding the traffic of mobile virtual network operators – MVNO) by the weighted average number of customers over the same period. AUPU is expressed in minutes as a monthly usage per customer.
CAPEX: capital expenditures on tangible and intangible assets excluding GSM and UMTS licenses and excluding investments through finance lease.
Commercial expenses: external purchases including purchase of handsets and other products sold, retail fees and commissions and advertising, promotional and sponsoring expenses.
Contributive consolidated revenues: consolidated revenues excluding intra-group transactions.
Data on a comparable basis (cb): data with comparable methods, consolidation and exchange rates are presented for the preceding period. This transition from data on an historical basis to data on comparable basis consists of keeping the results for the period ended and restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable methods, scope of consolidation and exchange rates. The method used is to apply to the data of the corresponding period of the preceding year the scope of consolidation for the period ended as well as the ave rage exchange rate used for the income statement for the period ended.

Glossary (2)
French Retail ADSL Market Share (ARCEP definition): starting from 1Q06, quarterly French ADSL market share presentation will be based on ARCEP High-
speed Internet Observatory methodology. Until the end of 2005, the figures published by France Telecom covered intermediate markets (such as private networks for business companies and “Turbo DSL” offers) that did not automatically resulted in high-speed subscriptions on the retail market. They also included ADSL access not used for Internet connection (MaLigne TV and MaLigne Visio Mono-play offers without high-speed Internet access).
From 1Q06, estimation of total ADSL market figures published by France Telecom will be built by adding up to France Telecom ADSL access on the retail market (excluding monoplay usage without high-speed Internet access), the unbundling and ADSL wholesale offers sold to third party operators and Internet access providers (IAPs). This estimation is very close to ARCEP publications based on data received from major IAPs.
GOM (Gross Operating Margin): Revenues less external purchases, other operating expenses (net of other operating income) and labour expenses. Labour expenses presented in GOM do not include employee profit-sharing or share-based compensation.
Internet ARPU (ARPU: Monthly Average Revenue Per User): calculated by dividing year-to-date connectivity revenues by the weighted average number of
Internet customers during the same period. The weighted average number of Internet customers during a period is the monthly average customer base for the period. The monthly average customer base is calculated as the sum of the opening and closing number of customers for the month divided by 2.
Labour expenses: labour expenses included in the determination of the GOM do not include employee profit sharing or share-based compensation costs. Those costs are part of the costs included between GOM and operating income. Labour expenses are net of the capitalized labour expenses.
Market Share of fixed line telephony in France: calculation based on traffic on the network or interconnected to the network of France Telecom.
Non labour expenses: operating expenses excluding labour expenses. Operating expenses excluding labour expenses included in the calculation of GOM include external purchases and other operating expenses (net of other operating income). Non labour expenses are net of capitalized costs.

Glossary (3)
Number of employees (active employees at end-of-period): number of persons working on the last day of the period, including both permanent and fixed-term contracts.
OPEX: operating expenses included in the determination of the GOM include labour expenses and non labour expenses.
Orange churn rate (PCS segment): a measure of the number of customers leaving the Orange network. Churn rate is calculated by dividing the total number of customers who disconnect or are considered to have disconnected from its network, voluntarily or involuntarily (excluding money-back return and fraudulent connections) for the previous
12 months by the weighted average number of customers over the same period.
For Personal UK, customers migrating between contract and prepaid products are included in individual product churn but do not impact overall churn as they remain on the
Orange UK network. Customer disconnections that occur either during the money-back guaranteed 14-day trial period or due to fraudulent connections are not included in churn. The
Company also excludes from churn those connectionswhich, in its view, do not result in active customers, including those as a result of prepaid handset upgrades or the removal of handsets from the UK market. Prepaid customers are treated as having churned if they have not made any outgoing calls and have received less than four incoming calls in the last three months.
For Personal France, churn includes those customers leaving the Orange network, migrations between contract and prepaid products and those customers upgrading their handsets via an indirect channel. Prepaid customers are treated as having churned after eight months if they do not recharge their account during this eight-month period.
Orange network revenues (PCS segment): Orange network revenues represent the revenues (voice, data and SMS) generated by the use of the wireless network, including both the traffic generated by Orange subscribers and the traffic generated by mobile virtual network operators (MVNO). It includes the revenues generated by incoming and outgoing calls, network access fees, roaming revenues from customers of other networks, revenues from value-added services and revenues from mobile virtual network operators (MVNO). It represents the recurring income most relevant to the wireless business and is directly correlated with the business indicators.
Orange non-voice service revenues (PCS segment): revenues from non-voice services equal all revenues from wireless services, excluding revenues generated by “voice”. For example, they include the revenues generated by sending SMS (text messages), MMS (multimedia messages), data (WAP, GPRS and 3G) and the costs invoiced to the customer to purchase content (downloading ring tones, sports results, etc.), telemetry, mobile portals and their content.
Statutory
figures:
statutory figures means data before elimination of inter-segment transactions.
Emerging countries: Botswana, Cameroon, Dominican Republic, Egypt, Equatorial Guinea, Ivory Coast, Jordan, Madagascar, Mauritius, Mexico, Moldavia, Romania, Slovakia,
Senegal, Vanuatu, Vietnam, other countries
Net Debt / GOM: Net Debt end of the period / (GOM 2H05 + GOM 1H06) with 12 months of Amena’s GOM

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: July 27, 2006	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information